Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

December 31, 2016

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Millions, except ratio amounts)
Earnings (loss) from continuing operations before income taxes	$(3,877)	$(21,268)	$4,059	$149	$(317)
Capitalized interest, net of amortization	23	17	(13)	(4)	(2)
	(3,854)	(21,251)	4,046	145	(319)
Fixed charges:
Interest expensed and capitalized	983	585	606	493	454
Estimate of interest within rental expense	26	29	20	8	14
Total fixed charges	1,009	614	626	501	468
Earnings available (insufficient) for payment of fixed charges	$(2,845)	$(20,637)	$4,672	$646	$149
Ratio of earnings to fixed charges	N/A	N/A	$7.46	$1.29	N/A
Insufficient earnings to fixed charges	$3,854	$21,251	N/A	N/A	$319

N/A	Not applicable.